UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Pyxis Oncology, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

747324101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 747324101	Page 2 of 7 Pages

1.	Name of Reporting Person

Bayer World Investments B.V.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

The Netherlands

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power

0

	6.	Shared Voting Power

2,742,338

	7.	Sole Dispositive Power

0

	8.	Shared Dispositive Power

2,742,338

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,742,338

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

4.7%[1]

12.	Type of Reporting Person

CO

1 This percentage is based on 58,942,243 shares of common stock, $0.001 par value per share (the “Common Stock”) of Pyxis Oncology, Inc., a Delaware corporation (the “Issuer”), outstanding as of August 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 (the “Form 10-Q”), as filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2024.

CUSIP No. 747324101	Page 3 of 7 Pages

1.	Name of Reporting Person

Bayer Aktiengesellschaft

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power

0

	6.	Shared Voting Power

2,742,338

	7.	Sole Dispositive Power

0

	8.	Shared Dispositive Power

2,742,338

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,742,338

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

4.7%[2]

12.	Type of Reporting Person

HC, CO

2 This percentage is based on 58,942,243 shares of the Issuer’s Common Stock outstanding as of August 13, 2024, as reported in the Issuer's Form 10-Q, as filed with the SEC on August 14, 2024.

CUSIP No. 747324101	Page 4 of 7 Pages

Item 1(a)	Name of Issuer

Pyxis Oncology, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

321 Harrison Avenue, Boston, Massachusetts 02118

Item 2(a)	Name of Person Filing

This Schedule 13G/A is being jointly filed by Bayer World Investments B.V. (“BWI”) and Bayer Aktiengesellschaft (“Bayer”) (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if none, Residence

The business address for BWI is Siriusdreef 36, 2132 WT Hoofddorp, The Netherlands.

The business address for Bayer is Bayerwerk, Kaiser-Wilhelm-Allee 1, 51368 Leverkusen, Germany.

Item 2(c)	Citizenship

The Reporting Persons are citizens of:

BWI — The Netherlands

Bayer — Germany

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e)	CUSIP Number

747324101

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)            BWI is the direct beneficial owner of an aggregate of 2,742,338 shares of Common Stock, which represents 4.7% of the Issuer’s outstanding Common Stock based upon 58,942,243 shares outstanding on August 13, 2024 as reported by the Issuer in its Form 10-Q as filed with the SEC on August 14, 2024.

CUSIP No. 747324101	Page 5 of 7 Pages

BWI is an indirect, wholly owned subsidiary of Bayer. Accordingly, Bayer may be deemed to be an indirect beneficial owner of the shares of Common Stock beneficially owned directly by BWI.

(b)            Percent of class:

BWI — 4.7%

Bayer — 4.7%

(c)            Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:

BWI — 2,742,338

Bayer — 2,742,338

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:

BWI — 2,742,338

Bayer — 2,742,338

Item 5.	Ownership of Five Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof the Reporting Person have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 747324101	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2024

BAYER WORLD INVESTMENTS B.V.

By:	/s/ Kati Schnuerer
Kati Schnuerer, Managing Director

BAYER AKTIENGESELLSCHAFT

By:	/s/ Thomas Hoffmann
Thomas Hoffmann, Head of Treasury

CUSIP No. 747324101	Page 7 of 7 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated February 11, 2022, by and between all the Reporting Persons (incorporated by reference to Exhibit A of the Schedule 13G filed with the SEC on February 11, 2022).